FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2005

Commission File Number: 000-51116

Hurray! Holding Co., Ltd.

Room 305-306, China Resources Building

8 Jian Guo Men Bei Street

Dongcheng District, Beijing, People’s Republic of China 100005

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N.A.

The index of exhibits may be found at Page 2

HURRAY! HOLDING CO., LTD.

Form 6-K

Page
Signature	Page 3

Press Release Regarding Acquisition of Shanghai Magma Digital Technology Co., Ltd. dated December 30, 2005	Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurray! Holding Co., Ltd.

By:	/s/ Qindai Wang
Name:	Qindai Wang
Title:	Chief Executive Officer

Date: December 30, 2005

Exhibit 99.1

Hurray! to Acquire Magma, a Java Game Developer and Publisher

BEIJING, December 30, 2005 /Xinhua-PRNewswire/ — Hurray! Holdings Co., Ltd. (Nasdaq: HRAY - News), a leader in advanced wireless value-added services, digital music production and distribution, and mobile telecommunication network software in the People’s Republic of China, today announced the signing of definitive agreements to acquire 100% of the equity interest in Shanghai Magma Digital Technology Co., Ltd. (“Magma”), a leading developer and publisher of wireless Java games in China. Founded in October 2001, Magma has built up an experienced wireless game development team, which has successfully published approximately 200 original in-house games including its signature series, “YY Cat” and “PP Pig”, and other popular games, such as “Han Dynasty” and “108 Heroes”.

Hurray! will initially pay a total of US$4.1 million in cash for the 100% equity interest of Magma. The total consideration is subject to adjustments based on the financial performance of Magma’s business in certain periods following the closing of the acquisition. Hurray! expects to close the transaction before January 31, 2006, subject to required China regulatory approvals and other customary closing conditions.

Commenting on this acquisition, QD Wang, Chairman and Chief Executive Officer of Hurray!, said, “We are very pleased to announce this acquisition of Magma, a top wireless Java game developer and publisher in China. We anticipate that the acquisition will significantly strengthen our mobile game development capabilities. We believe that the combination of Magma’s experienced product development team, our proven wireless distribution channels and broad customer base will put Hurray! in a strong position to capture opportunities in the fast-growing mobile games market in China.”

About Hurray! Holding Co., Ltd.

Hurray! provides wireless value-added services such as ringtones, picture downloads, community and entertainment services to mobile users in China. The company is one of the market leaders in providing these services using wireless application protocol, commonly referred to as WAP, in China. WAP services are offered through the advanced 2.5G mobile networks, the most advanced broadly available mobile networks deployed in China. Hurray! also offers these services through 2G mobile networks. In addition, Hurray! focuses on music production and distribution.

Hurray! also designs, develops, sells and supports a service provisioning and management software that is used by China Unicom, one of the two principal mobile operators in China, to support its 2.5G services platform.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including: the risk that this or any future acquisition will not create the operational and financial results that Hurray!’s management and board of directors expects, including in particular the possibility that this acquisition may not effectively strengthen Hurray!’s mobile game development capabilities and that Hurray! may not be able to maintain or increase its share of the mobile game market in

China; the risk that this and any future acquisition could divert management’s attention from Hurray!’s operations, which could adversely affect its results of operations; the risk that the mobile games market in China will not continue to grow for whatever reason; and the risks outlined in our filings with the Securities and Exchange Commission, including our registration statement on Form F-1. We do not undertake any obligation to update this forward-looking information, except as required under applicable law.

For more information, please contact:

Phoebe Meng

Investor Relations Manager

Tel: 8610-6518-8989 ext 6806

yfmeng@hurray.com.cn

SOURCE: Hurray! Holding Co., Ltd.